Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(‘Randgold Resources’ or the ‘Company’)

NON EXECUTIVE DIRECTORS AWARD OF ORDINARY SHARES

London, 6 May 2014 - Randgold Resources confirm that following approval by the shareholders at the Company’s Annual General Meeting held earlier today and in terms of their fees as directors of the Company, each non-executive director in office at the Annual General Meeting was awarded 1,200 ordinary shares in the Company (“Shares”). The Shares will vest immediately.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com